


03053197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17243

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 0 8 2003
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
~~Sepulveda & Smith Securities, Inc.~~ VIPO Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10780 Santa Monica Blvd., Suite 370
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cratty (310) 470-7200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Cratty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sepulveda & Smith Securities, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 13th day of May, 2003

Notary Public

Signature

President/CEO
Title


K. YOSHIDA
COMMISSION 1405389
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Mar. 31, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Sepulveda & Smith Securities, Inc.

I have audited the accompanying statements of financial condition of Sepulveda & Smith Securities, Inc. (a California Corporation) as of March 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit. The financial statements of Sepulveda & Smith Securities, Inc. as of March 31, 2002 were audited by another auditor whose report dated May 16, 2002, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sepulveda & Smith Securities, Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
April 23, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324

Sepulveda & Smith Securities, Inc.
Statements of Financial Condition

Assets

	March 31, 2003	March 31, 2002
Cash	$ 13,622	$ 11,655
Commissions receivable	10,000	10,128
Receivable from related party	–	4,169
Securities, not readily marketable	87,310	3,300
Prepaid expenses	10,551	2,263
Total assets	$ 121,483	$ 31,515

Liabilities and Stockholder's Equity

	2003	2002
Liabilities		
Accounts payable	$ 8,505	$ 7,427
Income taxes payable	8,270	800
Total liabilities	16,775	8,227
Stockholder's equity		
Common stock, $1 par value; 20,000,000 shares authorized 25,000 shares issued and outstanding on March 31, 2003 and 2002	25,000	25,000
Preferred stock, no par value, 10,000,000 shares authorized no shares issued and outstanding	–	–
Additional paid-in capital	522,852	522,852
Accumulated deficit	(443,144)	(524,564)
Total stockholder's equity	104,708	23,288
Total liabilities and stockholder's equity	$ 121,483	$ 31,515

The accompanying notes are an integral part of these financial statements.

Sepulveda & Smith Securities, Inc.
Statements of Income

	For the Year Ended March 31,	
	2003	2002
Revenues		
Fees	$ 102,607	$ 6,117
Commissions	98,667	73,518
Other income	97	72
Total revenues	201,434	79,707
Expenses		
Commissions	57,645	14,195
Communications	8,703	–
Occupancy and equipment rental	52,720	–
Taxes, licenses and permits	18,656	2,912
Other operating expenses	56,086	58,296
Less reimbursed expenses	(81,792)	–
Total expenses	112,018	75,403
Income (loss) before provision for income taxes	89,416	4,304
Income tax provision		
Income tax provision	7,996	800
Total income tax provision	7,996	800
Net income (loss)	$ 81,420	$ 3,504

The accompanying notes are an integral part of these financial statements.

Sepulveda & Smith Securities, Inc.
Statements of Changes in Stockholder's Capital

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Beginning balance at April 1, 2001	$ 25,000	$ 513,852	$ (528,068)	$ 10,784
Capital contributed	–	9,000	–	9,000
Net income (loss)	–	–	3,504	3,504
Balance at March 31, 2002	$ 25,000	$ 522,852	$ (524,564)	$ 23,288
Net income (loss)	–	–	81,420	81,420
Balance at March 31, 2003	$ 25,000	$ 522,852	$ (443,144)	$ 104,708

The accompanying notes are an integral part of these financial statements.

Sepulveda & Smith Securities, Inc.
Statements of Cash Flows

	For the Year Ended March 31	
Cash flows from operating activities:	**2003**	**2002**
Net income (loss)	$ 81,420	$ 3,504
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	128	(14,297)
Securities, not readily marketable	(84,010)	–
Prepaid expenses	(8,288)	(2,194)
(Decrease) increase in:		
Accounts payable	1,078	(16)
Income tax payable	7,470	–
Total adjustments	(83,622)	(16,507)
Net cash provided by (used in) operating activities	(2,202)	(13,003)
Cash flows from investing activities:	–	–
Cash flows from financing activities:		
Issuance of additional paid-in capital	–	9,000
Collection of receivable from related party	4,169	–
Net cash provided by (used in) financing activities	4,169	9,000
Net increase (decrease) in cash	1,967	(4,003)
Cash at beginning of year	11,655	15,658
Cash at end of year	$ 13,622	$ 11,655

Supplemental disclosure of cash flow information:	For the Year Ended March 31	
	2003	**2002**
Cash paid during the year for:		
Interest	$ –	$ –
Income taxes	$ 800	$ 800

The accompanying notes are an integral part of these financial statements.

Sepulveda & Smith Securities, Inc.
Notes to Financial Statements

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Sepulveda & Smith Securities, Inc. (the "Company") was a Texas corporation, previously a wholly-owned subsidiary of SmithCo Partners, Inc., a California corporation (SmithCo). In August of 1999, Virtual IPO, Inc., purchased SmithCo, and in May of 2000, SmithCo was merged into Virtual IPO, Inc., which became the direct 100% owner of the Company. On December 19, 2001, "the Company," created New S & S Securities, Inc., which subsequently performed a reverse merger with the Company, taking on the name Sepulveda & Smith Securities, Inc. and dissolving the Texas corporation.

On November 1, 2002, Virtual IPO merged with its parent company, Virtual Wall Street, Inc., and the Company became a wholly owned subsidiary of Virtual Wall Street, Inc.

The Company is a registered Broker/Dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company conducts business exclusively in private placements and other new issues whereby investor funds are sent directly to the issuer.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Management has determined that an allowance for uncollectible accounts receivable is not necessary.

Advertising and promotion costs are expensed as incurred. For the years ended March 31, 2003 and 2002 the Company charged $2,500 and $–0–, respectively, to other operating expenses for advertising costs.

Income taxes are provided for current taxes payable or refundable (prepaid), and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates. Deferred income taxes are primarily due to the carrying forward of net operating losses to offset future income.

Sepulveda & Smith Securities, Inc.
Notes to Financial Statements

Note 2: SECURITIES, NOT READILY MARKETABLE

The securities, not readily marketable, valued at cost, consist of:

	March 31,	
	2003	2002
Warrants	$ 3,300	$ 3,300
Restricted stock	84,010	–
	$ 87,310	$ 3,300

The warrants were offered primarily to NASD members and purchased through a Private Placement Memorandum. The restricted stocks were acquired directly from the issuing companies for services provided to those companies by the Company. The cost value includes a substantial discount from the stocks par value, considering minority status and the securities are not readily marketable.

For net capital purposes, these securities are classified as non allowable assets.

Note 3: RELATED PARTY TRANSACTIONS

In October 2000 the Company reached an agreement with Virtual IPO, Inc., to offer shares of a private placement of Virtual IPO, Inc. The private placement agreement commenced in November of 2000 and was amended in November of 2001. During the fiscal years ended March 31, 2003 and 2002, the Company earned commissions from Virtual IPO, Inc. totaling $58,312 and $73,518, respectively. The accounts receivable of $10,128 at March 31, 2002 was due from Virtual IPO, Inc.

The Company also has a written agreement with its parent company, in which the Company is reimbursed for operating expenses by Virtual IPO, Inc. For the years ended March 31, 2003 and 2002 the Company included $81,695 and $52,460 of reimbursements from its parent in operating expenses.

In October 2002, the Company reached an agreement with Virtual Wall Street, Inc. to offer shares of a private placement of Virtual Wall Street, Inc. The private placement agreement commenced in November 2002. During the fiscal year ending March 31, 2003, the Company earned commissions from Virtual Wall Street, Inc. totaling $32,800. The accounts receivable of $10,000 at March 31, 2003, was due for Virtual Wall Street, Inc.

Sepulveda & Smith Securities, Inc.
Notes to Financial Statements

Note 4: INCOME TAXES

The provision for income taxes consist of the following components:

	March 31,	
	2003	2002
Current:		
Federal	$ –	$ –
State	7,996	800
Total income tax provision	$ 7,996	$ 800

The Company has available at March 31, 2003, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $40,924, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended March 31,
$ 231,891	2020
35,549	2021
828	2022
$ 268,268	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2003 and 2002, the Company's net capital of $6,847and $13,556, respectively, exceeded the minimum net capital requirement by $1,847and $8,556, respectively; and the Company's ratio of aggregate indebtedness ($16,755 and $8,227, respectively) to net capital was 2.45 and 0.61:1 respectively, which is less than the 15 to 1 maximum ratio allowed.

Sepulveda & Smith Securities, Inc.
Notes to Financial Statements

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

	March 31,	
	2003	2002
Net capital per unaudited schedule	$ 7,186	$ 8,556
Adjustments:		
Non-allowable assets	136,782	–
Accumulated deficit	(137,121)	–
Total adjustments	(339)	–
Net capital per audited statements	$ 6,847	

$ 8,556

Note 7: COMMITMENTS AND CONTINGENCIES

Effective May 1, 2003, the Company moved its office to 100 West Broadway, Long Beach, California. The office lease at the new location is $1,809 monthly, and will expire on April 30, 2004.

Note 8: SUBSEQUENT EVENT

Subsequent to March 31, 2003, and prior to the issuance of these financial statements, the Company requested a name change to VIPO Securities. The NASD has approved the name change.

Sepulveda & Smith Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1

Computation of net capital

	March 31,	
	2003	**2002**
Stockholder's equity		
Common stock	$ 25,000	$ 25,000
Additional paid-in capital	522,852	522,852
Accumulated deficit	(443,144)	(524,564)
Total stockholder's equity	104,708	23,288
Less: Non allowable assets		
Securities, not readily marketable	(87,310)	(3,300)
Prepaid expenses	(10,551)	(2,263)
Receivables from related party	–	(4,169)
Total subtractions	(97,861)	(9,732)
Net capital before haircuts on securities	6,847	13,556
Less: Haircuts and undue concentration	–	–
Net Capital	6,847	13,556
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	1,119	548
Minimum dollar net capital required	5,000	5,000
Net capital required (greater of above)	5,000	5,000
Excess net capital	$ 1,847	$ 8,556
Percentage of aggregate indebtedness to net capital	2.45:1	0.61:1

There was a difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated March 31, 2003 and 2002, see note 6.

See independent auditor's report.

Sepulveda & Smith Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

A computation of reserve requirements is not applicable to Sepulveda & Smith Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Sepulveda & Smith Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3

Information relating to possession or control requirements is not applicable to Sepulveda & Smith Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Sepulveda & Smith Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Sepulveda & Smith Securities, Inc.

In planning and performing my audit of the financial statements of Sepulveda & Smith Securities, Inc. for the year ended March 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Sepulveda & Smith Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
April 23, 2003